UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-21571

CUSIP Number 611742107

NOTIFICATION OF LATE FILING

(Check One) [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q [ ] Form 10D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Monster Worldwide, Inc.
Full Name of Registrant

Former Name if Applicable

622 Third Avenue
Address of Principal Executive Office (Street and number)

New York, New York 10017
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [  ]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Monster Worldwide, Inc. (the “Company”) will not file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 by the required filing date and does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as soon as practicable.

As previously announced, a committee of independent directors of the Board of Directors (the “Special Committee”) of  the Company, with the assistance of independent legal counsel,  is conducting an independent investigation to review the Company’s historical stock option grant practices and related accounting.  At this time, the Special Committee has not completed its assessment and is continuing its review.  Accordingly, the Company is not in a position to quantify the extent or magnitude of the impact, if any, of the results of the  investigation on the Company’s historical financial statements nor is it in a position to identify the period(s) that may be affected. The investigation currently includes an examination of option grants that could affect the historical financial statements of all of the fiscal years and fiscal quarters contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.   The Company is working with the Special Committee to determine  whether a restatement will be required and, if so, the extent of any such a restatement and the periods affected.  Any stock-based compensation charges incurred as a result of a potential restatement would have the likely effect of decreasing reported income from continuing operations or increasing reported loss from continuing operations; decreasing reported income from discontinued operations or increasing reported loss from discontinued operations; decreasing reported net income or increasing reported net loss; and increasing the reported retained deficit  figures contained in the Company’s historical financial statements.  Additional balance sheet accounts may also be affected.

The Company has been informed by the Special Committee and its counsel that the investigation is proceeding expeditiously but they are not in a position to state when a conclusion with respect to the necessity of a restatement will be reached.  As the investigation has not yet been concluded, the Company will delay the filing of its Form 10-Q for the quarter ended June 30, 2006.  As soon as practicable after a definitive conclusion is reached by the Special Committee, the Company will file its Form 10-Q for the quarter ended June 30, 2006.

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties related to the investigation by the Special Committee, a potential restatement of the Company’s financial statements, the filing of a delinquent report on Form 10-Q and the finalization of the Company’s results for the second quarter of fiscal year 2006. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. The Company’s actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and reported results should not be considered as an indication of future performance. Potential risks and uncertainties include, among other things: (1) the timing of completion of the Special Committee’s investigation, (ii) the Company’s review, restatement and filing of its amended historical financial statements, if any, and becoming current in the Company’s other required SEC periodic reporting obligations; (2) costs incurred by the Company in connection with the Special Committee’s investigation, the SEC investigation and the U.S. Attorney’s investigation; (3) the nature and scope of the ongoing SEC investigation and U.S. Attorney’s investigation; (4) the effect of the shareholder litigation; and (5) the additional risks and important factors described in the Company’s SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2005, which is available at the SEC’s website at http://www.sec.gov. All of the information in this Form 12b-25 is made as of August 8, 2006, and the Company undertakes no duty to update this information.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon Trumbull	212	351-7138
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?[]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s potential restatement of its financial statements described in Part III above, the Company cannot provide a reasonable estimate and comparison of the results of its operations at this time.

Monster Worldwide, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2006
	By:	/s/ CHARLES BAKER
Name: Charles Baker
Title: Chief Financial Officer